Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Choose Your Horizon Inc.
106 E 6th St, Unit 900
AUSTIN, TX 78701
http://www.chooseketamine.com

Up to $616,998.50 in Class B Non-Voting Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Choose Your Horizon Inc.
Address: 106 E 6th St, Unit 900, AUSTIN, TX 78701
State of Incorporation: DE
Date Incorporated: August 22, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $616,998.50 | 1,233,997 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $280.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

'Investment Incentives & Bonuses'*

Loyalty Bonus Perks

Friends, Family, Previous Investors - 5% Bonus Shares

Time-Based Perks

Friends and Family Bonus - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus - Invest within the first 7 days and receive 10% bonus shares

Early Bird Bonus - Invest within the first 14 days and receive 5% bonus shares

Volume-Based Perks

Bronze — Invest $1000+ and receive 2% bonus shares, a group investor call with the executive management team, and a 20% discount on our services for you or a loved one**

Silver — Invest $2500+ and receive 5% bonus shares, a group investor call with the executive management team***, and a 25% discount on our services for you or a loved one**

Gold — Invest $5,000+ and receive 12% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 30% discount on our services for you or a loved one**

Platinum — Invest $15,000+ and receive 15% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 35% discount on our services for you or a loved one**

** The discount for our services will be provided after the investment period ends. Furthermore, please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to ketamine therapy. The availability of these benefits may vary based on your location and the proximity to the 13 active states that Choose Your Horizon operates in today. However, discounts are available in the states we are available in now and the discount is still good for when we potentially open in the investor's state.

*** Participation in the group is subject to adherence to group guidelines and policies. Zoom meetings must be scheduled based on availability.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Choose Your Horizon will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.50 per share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the 10% Owner's Bonus Loyalty Bonus in addition to the aforementioned bonus. Investors are eligible for the StartEngine Crowdfunding Inc. Owner's bonus if they are members of the Start Engine Owner's bonus program.

The Company and its Business

Company Overview

Choose Your Horizon Inc. ("Choose Your Horizon" or the "Company"), www.chooseyourhorizon.com, is a mental wellness company that offers at-home psychedelic therapy for anxiety, depression, and PTSD. While the Company was formally founded in 2018 as a limited liability company by Mark Holland, the Company had no operations and did not commence its tele-health ketamine therapy business until 2021. Choose Your Horizon was founded in 2021 by Mark Holland and Rob Lee, consumer health entrepreneurs. Choose Your Horizon is a startup company that is headquartered in Austin, Texas with offices in Los Angeles, California.

Choose Your Horizon's psychedelic therapy program includes:

- At-home ketamine therapy experiences - the only legally prescribable form of psychedelic therapy today

- A comprehensive assessment with a licensed psychiatric clinician and A personalized ketamine treatment plan

- A dedicated care team to support you throughout your treatment, including trained facilitators and guided meditations to help guide and curate your ketamine sessions

- Integration and preparation circles with other Choose Your Horizon members to provide support and guidance

We believe Choose Your Horizon is a good option for people who are looking for an alternative to traditional mental health treatments or if other treatments haven't worked. It is also a good option for people who live in areas where access to in-clinic based ketamine therapy is limited.

Here are some of the benefits of Choose Your Horizon:

- It is convenient and affordable. You can receive treatment from the comfort of your own home. No requirement for an in-person consultation.

- It is safe and effective. Choose Your Horizon uses a rigorous screening process to ensure that only qualified patients are accepted into the program.

- It is personalized. Your treatment plan is tailored to your individual needs and goals.

- It is supportive. You have access to a dedicated care team and a community of other Choose Your Horizon members.

Here are some additional details about Choose Your Horizon:

Choose Your Horizon has delivered over 7,000 ketamine-assisted therapy sessions to over 1,600 patients across 15 states and has observed the following outcomes;

- 98% of clients/patients reported symptom improvements. Over 1,600 patients seen to date

- Over 120 days clients/patients reported:

- 66% improvement in PTSD 58% improvement in Anxiety

- 45% improvement in Depression

- <1% have reported adverse side effects.

Ketamine is a highly effective medication that has been shown to be effective in treating anxiety, depression, and PTSD. It works by blocking NMDA receptors in the brain, among other mechanisms of action, which can help improve neuroplasticity. When combined with preparation and integration patients see the best results.

Choose Your Horizon uses a sublingual tablet form of ketamine, which is administered by the patient at home. This is a safe and effective way to receive ketamine therapy.

Choose Your Horizon's therapy program also includes integration circles, which are group sessions where patients can share their experiences and learn from each other.

Choose Your Horizon is a relatively new company, but it has already helped thousands of people to improve their mental health and quality of life. It is a good option for people who are looking for an alternative to traditional mental health treatments that have not worked for them.

The business model of Choose Your Horizon is to provide at-home ketamine therapy for anxiety, depression and PTSD.

Choose Your Horizon offers 4, 6 and 8 treatment packages which include a comprehensive assessment with a licensed psychiatric clinician, a personalized treatment plan, a dedicated care team to support you throughout your treatment, and a welcome package, including the ketamine medication itself - delivered to your home. The average gross margin is 70%.

Choose Your Horizon is able to offer its services at a lower cost than traditional in-clinic ketamine therapy because they do not have the overhead costs of operating a brick-and-mortar clinic. The company uses a telemedicine model, which allows them to reach a wider range of patients.

The target market for Choose Your Horizon is people who are looking for an alternative to traditional mental health treatments. This primarily includes people who have not been able to find relief with other treatments, people who live in areas where access to ketamine therapy is limited, and people who are looking for a more convenient and affordable option.

We believe Choose Your Horizon is well-positioned to succeed in the at-home ketamine therapy market. They have strong teams with experience in the consumer health, mental health, and technology industries. They also have a clear focus on providing high-quality care and a personalized treatment experience for their patients.

Choose Your Horizon Inc. was initially organized as CPG Experience LLC, a Texas limited liability company on August 22, 2018, and converted to a Delaware corporation on May 20, 2022.

Competitors and Industry

Competition

Mindbloom, Betterucare, and NueLife are all companies that offer at-home ketamine treatment for mental health conditions such as depression, anxiety, and PTSD. Choose Your Horizon is another company that offers at-home ketamine treatment, but it has some key differences from the others.

Choose Your Horizon is one of the most affordable companies on the market today. It offers three different treatment packages, all of which include ketamine treatments and virtual sitters (guides). Choose Your Horizon provides preparation and integration support, and it offers payment plans that make it more accessible to people with financial constraints.

Here are the key differences between Choose Your Horizon and the other companies:

Pricing: Choose Your Horizon is the most affordable company of the four. It offers three different treatment packages, all of which include ketamine infusions and virtual sitters. The prices start at $689 for a 4-treatment plan.

Virtual sitters: Choose Your Horizon provides virtual sitters that stay with the client during their full experience. This is a unique feature that is not offered by the other companies.

Payment plan: Choose Your Horizon offers a payment plan that makes it more accessible to people with financial constraints. The company offers 0% interest financing for up to 6 months.

Technology; the company has developed a proprietary telemedicine platform for patient management. This platform not only facilitates convenient access to ketamine therapy but also positions Choose Your Horizon as a pioneer in the integration of cutting-edge technology within the healthcare sector

Overall, we believe Choose Your Horizon is a good option for people who are looking for an affordable at-home ketamine treatment with virtual sitters. Choose Your Horizon offers integration support, which is an important component of ketamine treatment for many people.

Industry

The most exciting things about the psychedelic medicine industry are:

The efficacy of at-home ketamine therapy for people with anxiety, depression, and PTSD. Ketamine is a powerful dissociative medication that has been shown to be effective in treating a variety of mental health conditions. At-home ketamine therapy is a convenient and affordable way to receive this treatment.

There is a pipeline of psychedelics expected to be approved and prescribable in the next few years. MDMA and psilocybin are two psychedelics that are currently in clinical trials for the treatment of mental health conditions. If approved by the FDA, these drugs would offer new treatment options for millions of people with mental health conditions.

The mainstream adoption of psychedelics in western medicine.

The use of psychedelics in western medicine is still in its early stages, but there is a growing acceptance of these treatments. In 2020, the FDA designated MDMA-assisted therapy as a breakthrough therapy for the treatment of PTSD. This designation is a major milestone for the psychedelic medicine field and is likely to lead to more widespread adoption of these treatments.

The expansion and adoption of at home treatments/ telemedicine.

The COVID-19 pandemic has accelerated the adoption of telemedicine for mental health treatment. This trend is likely to continue, as it offers a more convenient and affordable way to receive treatment. At-home ketamine therapy is a perfect example of a telemedicine treatment that is gaining popularity.

Current Stage and Roadmap

Current Stage

Choose Your Horizon is currently in-market with its product or service, which is at-home ketamine therapy for people with anxiety, depression, and PTSD. The Company has been operating since 2021 and has seen over 1,600 patients. Choose Your Horizon's affiliated clinicians are licensed to prescribe ketamine therapy and has a team of medical advisors who provide support and guidance to patients throughout their treatment journey.

Roadmap

Choose Your Horizon plans to expand its business in the following ways in the future:

State expansion: The company plans to expand its operations to 20 states in 2023 and to 50 states in 2024. This will allow the company to reach more patients who are in need of at-home ketamine therapy. These plans are dependent on the continued nationwide adoption and acceptance of ketamine treatment, from both a state and federal regulatory perspective.

Expand offering to include MDMA and Psilocybin: Choose Your Horizon plans to expand its offering to include MDMA and psilocybin when these compounds are regulated and available through the US medical system. These are two other psychedelics that have shown promise in the treatment of mental health conditions.

Broader use cases for psychedelic therapy are addiction and substance use disorders: Choose Your Horizon plans to broaden the use cases for psychedelic therapy to addiction and substance use disorders. These are two areas where psychedelic therapy has shown particular promise.

These are just a few of the ways that Choose Your Horizon plans to grow its business in the future. The company is well-positioned to capitalize on the growing demand for at- home ketamine therapy and psychedelic therapy.

Here are some additional details about Choose Your Horizon's future plans:

The Company is currently working on securing partnerships with insurance and healthcare providers in new states. This will allow the company to offer its services to more patients using traditional insurance providers in these states.

Choose Your Horizon is also in the process of developing new protocols for using MDMA and psilocybin in the treatment of mental health conditions. The company expects to launch these protocols in 2025.

The company is also working on developing new educational resources for patients and healthcare providers about the use of psychedelics in mental health treatment. These resources will be available on the company's website and in other channels.

Overall, we believe Choose Your Horizon is a well-positioned company that is poised for growth in the future. The company is well-funded, has a strong team, and has a clear vision for the future. We believe that Choose Your Horizon has the potential to make a significant impact on the lives of people with mental health conditions.

Material Contracts

Management Services Agreement

The Company has entered into a certain Master Services Agreement, dated November 1, 2022 (the "MSA"), between the

Company and CYH Medical Group (DE), P.A., a Delaware professional corporation ("CYH Medical"). CYH Medical is wholly owned by Dr. Robin Heister, MD. Under the terms of the MSA, the Company provides certain technology, management, administrative, operational and financial support to CYH Medical in consideration for an annual fee, and in turn, CYH Medical provides, through entering into those certain Healthcare Practitioner Independent Contractor Agreements (as defined below) with licensed medical professionals, ketamine-therapy services to our patients. Notably, the Company is prohibited from dictating, determining, usurping or interfering with CYH Medical's practice of medical care. The MSA is on a five (5) year term with an automatic five (5)-year renewal provision unless earlier terminated by written notice.

Healthcare Practitioner Independent Contractor Agreement

CYH Medical has entered into certain Healthcare Practitioner Independent Contractor Agreements ("HPICAs") with medical professionals who provide ketamine-therapy services to our patients. In particular, and under the terms of the HPICAs, medical professionals are responsible for providing our suite of ketamine-therapy services, which include, but are not limited to, performing behavioral health assessments, clinical examinations and evaluations, prescriptive assessments, and clinical diagnoses and prescription processing and administration.

Pharmacy Service Level Agreement

The Company has also entered into certain Pharmacy Service Level Agreements ("Pharmacy Agreements") with certain 503a compounding pharmacies from which it, through CYH Medical and the medical professionals who contract with CYH pursuant to the HPICAs, supplies ketamine prescriptions. Currently, such pharmacies that have entered into Pharmacy Agreements with the Company are Precision Compounding Pharmacy & Wellness, Inc., based on Bellmore, New York, and Millers Wykoff Pharmacy, based on Wykoff, New Jersey. Pursuant to the Pharmacy Agreements, pharmacies who enter into the Pharmacy Agreements are responsible for electronically fulfilling patient-specific prescription medications. Each Pharmacy Agreement has a term of two (2) years with no automatic renewal.

The Team

Officers and Directors

Name: Mark Holland

Mark Holland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO) and Founder
  Dates of Service: May, 2022 - Present
  Responsibilities: Holland is the primary decision-maker of the company. Holland does not currently receive a salary, but may receive a salary post-offering. Holland presently holds 18,360,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- Employer: Choose Health
  Title: Advisor
  Dates of Service: January, 2019 - Present
  Responsibilities: Founder of a 48 state diagnostic health testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long term health.

Other business experience in the past three years:

- Employer: CPG Experience
  Title: Managing Partner
  Dates of Service: January, 2018 - September, 2022
  Responsibilities: Advisor and Investor to several growth stage consumer health businesses across North America.

Other business experience in the past three years:

- Employer: Lifes2good
  Title: CEO North America
  Dates of Service: January, 2007 - December, 2016
  Responsibilities: Responsible for all aspects of growing the North American operation from $100k in revenue to $50M over 10 years.

Name: Robyn Heister

Robyn Heister's current primary role is with Nurture Genomics . Robyn Heister currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer (CMO)
  Dates of Service: May, 2022 - Present
  Responsibilities: Oversee the provision of medical services.

Other business experience in the past three years:

- Employer: Human Longevity, Inc
  Title: Director of Translational Research
  Dates of Service: April, 2017 - November, 2022
  Responsibilities: Experienced Health Specialist with a demonstrated history of working in the biotechnology industry. Strong healthcare services professional skilled in Emergency Medicine, Clinical Research and Medical Education with a focused interest in utilizing genomics and deep learning to optimize healthcare.

Other business experience in the past three years:

- Employer: Elo Health
  Title: Scientific Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: Scientific Advisor

Other business experience in the past three years:

- Employer: Health Nucleus
  Title: Precision Medicine Physician
  Dates of Service: April, 2017 - November, 2022
  Responsibilities: Precision Medicine Physician

Other business experience in the past three years:

- Employer: Choose Health
  Title: Scientific Advisor
  Dates of Service: June, 2019 - Present
  Responsibilities: Medical Advisor

Other business experience in the past three years:

- Employer: Scripps Health
  Title: Emergency Medicine Physician
  Dates of Service: November, 2019 - April, 2021
  Responsibilities: Emergency Physician

Other business experience in the past three years:

- Employer: Nurture Genomics
  Title: Contracted Medical Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Contracted Medical Director providing expertise in translational research, genomics and data analysis.

Name: Robert Lee

Robert Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer (COO)

Dates of Service: November, 2021 - Present
Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's growth strategy. Lee receives an annual salary of $120,000 and presently holds 8,100,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- Employer: Lifes2good (Brands Viviscal & Amberen)
Title: Director Business Dev & Ops
Dates of Service: November, 2014 - November, 2022
Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's sales and growth strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Lack of In-Person Consultation

While the convenience of at-home treatments is a selling point, not having in-person consultations could potentially miss important nuances in patient evaluation and care.

Clinical Expertise
Ensuring that the clinicians and care teams providing support have the necessary expertise and qualifications to guide patients through psychedelic experiences is crucial for safety and positive outcomes.

Integration and Support
"Choose Your Horizon" does not offer therapy sessions or integration work as part of their packages. This may limit the effectiveness of their treatment for some patients who require more comprehensive care.

Dependence on Founders
The success of startups can be closely tied to the founders' vision, leadership, and expertise. If the founders leave or the leadership team changes, it could affect the company's direction and performance.

Choose Your Horizon is an early stage company. It is difficult to evaluate our business and prospects due to our lack of operating history. Investments in startups like us involve a high degree of risk.
The Company is an early stage company and was formed as a Texas limited liability company on August, 2018, Choose Your Horizon operations began in 2021 and the Company was converted to a Delaware corporation on May 20, 2022. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive and rapidly evolving markets, particularly in the healthcare industry. Financial and operating risks confronting startups, including the Company, are significant. The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

You should consider the frequency with which early-stage businesses encounter unforeseen expenses, limitations, constraints, difficulties, complications, delays, competition and other adverse factors. The degree of market acceptance of our Company, our technology and the alternative healing therapies we provide will depend on a number of factors, including but not limited to:
• the effectiveness of our alternative healing therapies as compared to currently available treatments; • the effectiveness and safety of the prescription of ketamine and psychedelics according to the medical community; • patients' willingness to adopt our alternative healing therapies in lieu of current and more traditional treatments; • societal attitudes and mainstream acceptance of psychedelics as medicine; • our ability to provide acceptable evidence of safety and effectiveness; • the prevalence and severity of any adverse side effects; • restrictions on use of our prescriptions in combination with other drugs; • the pricing and cost-effectiveness of our alternative healing therapies based on our target markets; • the effectiveness of our marketing strategy; • the success of our online platform; and • the cost of compliance of our operations.

Heavily regulated industry
We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are:
• state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals; • federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements; • a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments; • the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; • federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach; • federal laws that impose civil administrative sanctions for, among

other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs; • state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and • state laws governing healthcare entities that bear financial risk.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.
Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

Medical professionals' operations of medical practices are also subject to various state laws.
Among other things, states regulate the licensure of healthcare providers, the supervision by physicians of non-physician practitioners such as physician assistants, nurse practitioners and registered nurses, the retention and storage of medical records, patient privacy and the protection of health information, and the prescribing and dispensing of pharmaceuticals and controlled substances. All such laws, and interpretations thereof, are subject to change. We could be subject to financial penalties and fines, criminal prosecution or other sanctions if the operations of our medical professionals are found to not comply with these laws.

In addition, our ability to provide our full range of services in each state is dependent upon a state's treatment of telemedicine and emerging technologies (such as digital health services), which are subject to changing political, regulatory and other influences.
Many states have laws that limit or restrict the practice of telemedicine, such as laws that require a provider to be licensed and/or physically located in the same state where the patient is located. Failure to comply with these laws could result in recoupments of prior payments, professional discipline for our providers or civil or criminal penalties.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations.

The cost of compliance, and the potential failure to comply with applicable laws and regulations may adversely affect the results of our business operations.
Our alternative healing therapies include the prescription of psychedelic substances, including ketamine. For example, ketamine as a Schedule III controlled substance under the Controlled Substances Act requires proper authorization and federal and state registration. Under the Controlled Substances Act, controlled substances in Schedule III have an accepted medical use in the United States and have a lower dependence and abuse potential than Schedule II substances. In order to prescribe, dispense and administer a controlled substance in Schedule III, a provider must be authorized to prescribe controlled substances by the state in which the provider is licensed and have a DEA registration. Navigating the legal framework of each state in which we operate through our medical professionals and maintaining compliance requires a significant legal budget, which could potentially harm our results of operations. Further, despite our efforts to remain compliant, if we fail to comply with any state or federal requirements, we could be subject to liability and harm to our brand that would materially affect our business.

Evolving government regulations may increase costs or negatively impact our results of operations.
Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations. For example, licensure standards for doctors and behavioral health professionals; laws limiting the corporate practice of medicine and professional fee splitting; laws limiting the use of psychedelic substances, including ketamine; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees, all represent areas of government regulation that, if changed, could adversely affect us. In the jurisdictions in which we operate, we believe we are in compliance with all applicable laws; however, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our solutions and services in a manner that undermines our solutions' or services' attractiveness to our customers, members, providers, payers or partners, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business may be harmed. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay

or possibly prevent some of our solutions or services from being offered to clients and members, which could harm our business.

The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials.
While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations.

We are dependent on our relationships with our medical professionals, who are mental health professionals that are employees of our affiliated medical group, CYH Medical, to provide healthcare services, and our business would be harmed if those relationships were disrupted.
States have varying laws, rules and regulations regarding the practice of medicine. In most states, the practice of medicine is generally prohibited by lay persons or entities and laws governing the practice of medicine are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment. Due to the foregoing, we operate through our medical professionals, who are affiliated with CYH Medical, which is owned by Dr. Robyn Heister, MD, and contract for healthcare provider services through services agreements with such medical professionals. If our relationships with medical professionals were disrupted for any reason (e.g., if change in government regulation of telehealth or ketamine therapy resulted in exposure to legal ramifications for such medical professionals), our operations and services could experience a disruption that could have a material adverse impact on our business, prospects, financial conditions and results of operations.

Our relationships with medical professionals might be impaired or disrupted if our contractual arrangements with such medical professionals were to become subject to legal challenges.
Our ability to perform digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with medical professionals, which govern the provision of digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorney generals, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, may change in a manner adverse to our business. While our services agreements with medical professionals prohibit us from controlling, influencing or otherwise interfering with their practice of medicine and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with our medical professionals will be free from scrutiny from U.S. state authorities. We cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations.

We only rely on limited pharmaceutical partners to provide medical professionals' patients with their prescriptions.
We currently operate through medical professionals in thirteen states in the United States, and we rely on 503a compounding pharmacies to deliver through our medical professionals, among other things, ketamine prescriptions to our patients. Thus, we have limited options to make ketamine prescriptions available to our patients. If the 503a compounding pharmacies we work with cease working with us, or if their services were interrupted and we are not able to find alternative third-party pharmaceutical partners, we could experience disruptions in our operations which would adversely affect our business operations. Further, if we fail to renew current agreements with our pharmaceutical partners on terms agreeable to us, or if any of the services provided by our pharmaceutical partners are not performed or the performance is poor, this could adversely affect our business.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our healthcare services, our business could suffer.
Brand name recognition and credibility is critical for our continued success and to provide access to high quality and novel alternative healing therapies and technology to attract new patients and maintain existing patients. Our business and revenue are heavily reliant on growing and maintaining our base of patients seeking alternative forms of therapy. Market acceptance of our alternative healing therapies and our technology, including our digital platform and patient acquisition depends on educating people, and health networks, as to the distinct features, ease-of-use, positive lifestyle impact, quality, and other perceived benefits of our alternative healing therapies and our technology compared to other more traditional

avenues for health care. Market acceptance, among other factors, is highly dependent on our ability to identify particular markets within certain geographic areas and to provide services to local patients in such communities. Additionally, we will rely on word-of-mouth to spread awareness of our alternative healing therapies and our technology solutions, which in turn is dependent on patients relaying positive experiences with us. If we are not successful in demonstrating to existing and potential patients the benefits of our alternative healing therapies and our technology solutions, we could experience lower than expected sales of new treatment packages and a higher rate of existing treatment plan termination. Further, the loss or dissatisfaction of any patient may substantially harm our brand and reputation, inhibit widespread adoption of our solutions and services, reduce our revenue from enterprise clients and health networks, and impair our ability to attract new members and maintain existing members. Further, even if we are successful in our brand promotion activities and deliver high quality alternative healing therapies and technologies through our medical professionals, we cannot guarantee the quality and efficiency of the alternative healing therapies from our medical professionals, as we cannot entirely control the operations of the medical professionals we work with. Lastly, our alternative healing therapies and our technology may also be perceived by our patients as being more complicated or less effective than traditional approaches, and people may be unwilling to deviate from traditional or competing healthcare access options. Any such resistance to adoption of our alternative healing therapies and our technology may harm our business and results of operations.

The potential market opportunity for our alternative healing therapies is difficult to precisely estimate.
Our estimates of the potential market opportunity for our services include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of our assumptions. If any of these assumptions proves to be inaccurate, then the actual market for our alternative healing therapies could be smaller than our estimates of the potential market opportunity. If the actual market for our therapies is smaller than we expect, our revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for us to achieve or maintain profitability.

Our pricing model may not be sustainable.
We set the price of our alternative healing therapies in a range which we believe is reasonable for our targeted market. However, our pricing may be too high for potential and existing patients. Additionally, there is currently no reimbursement of our alternative healing therapies from third-party payors or government healthcare programs. Reimbursement policies may be affected by future healthcare reform measures. Many third-party payors limit coverage of or reimbursement for newly approved healthcare products and we cannot be certain that coverage reimbursement will ever be available for our current alternative healing therapies or any therapies we may develop in the future. If it turns out that our alternative healing therapies are not reasonably priced, this could deter potential members from choosing our alternative healing therapies. Our anticipated revenue and gross margins may be adversely affected, and we may not be able to generate sufficient revenue to continue our business operations.

We are highly dependent upon consumer perceptions of the safety and quality of our alternative healing therapies.
We may face limited adoption if third-party therapy sites, therapists or prospective patients are unwilling to try such a novel treatment as our alternative healing therapies include controlled substances that might be perceived as controversial. There has been a history of negative media coverage regarding psychedelic substances, including ketamine, which may affect the public's perception of our alternative healing therapies. In addition, ketamine may elicit intense psychological experiences, and this could deter prospective patients from choosing this course of treatment. Our business could be adversely affected if we were subject to negative publicity or if any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from a patient's use or misuse of our alternative healing therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

We operate in a competitive market, and if we are not able to compete effectively our business would be adversely affected.
The market for healthcare solutions and services is intensely competitive. We operate in a highly competitive market with providers utilizing more traditional health care solutions and providers offering novel alternative health care solutions similar to us. Our success is dependent upon our ability to address our patients' needs with superior results, retaining existing patients and gaining new patients at a scale comparable to our competitors. We compete across various segments within the healthcare market, including with respect to traditional healthcare providers, technology platforms, care management and coordination, digital health, telehealth and telemedicine and health information exchange. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, frequent new product and service introductions and changes in customer requirements. If we are unable to keep pace with the evolving needs of our patients and partners and continue to develop and introduce new applications and services in a timely and efficient manner, demand for our solutions and services may be reduced and our business and results of operations would be harmed. Many of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Thus, our competitors may be able to respond more efficiently and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Accordingly, and for the foregoing reasons, current and future patients may accept solutions provided by our competitors instead of ours. As a result, if we are not able to successfully compete in this healthcare market and achieve intended market recognition, our business, financial condition and results of operation will be adversely affected.

We are dependent on our key directors, officers and certain advisors.
The Company is dependent on the services of its management, including, without limitation, Mark Holland and Rob Lee. In addition, the Company engages advisors from various industries, including the mental healthcare industries. Future success and profitability are substantially dependent upon those individuals. No assurance can be given that the Company will succeed in retaining our management and advisors or finding suitable successors in the event of their loss or unavailability. The loss of any of the aforementioned individuals will have an adverse effect on the operations of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. Further, we have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements. Therefore, acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

If we are not able to recruit and retain qualified personnel, we may fail in developing our technologies and operations.
Our future success depends to a significant extent on attracting and retaining highly skilled personnel. Competition is intense for qualified personnel, and we may not be successful in continuing to attract and retain qualified personnel. If we are not able to successfully attract and retain qualified personnel, it will affect our performance and the loss of any of our personnel could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We could experience losses or liability, including medical liability claims, causing us to incur significant expenses and requiring us to pay significant damages if not covered by insurance.
Our business entails the risk of medical liability claims against both our medical professionals and us. Although the medical professionals we work with carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of the applicable medical professionals' insurance coverage. CYH Medical covers professional liability insurance and a general insurance policy, which covers medical malpractice claims, for each medical professional we work with. Professional liability insurance is expensive and insurance premiums may increase significantly in the future. As a result, adequate professional liability insurance may not be available to our providers at acceptable costs or at all. Accordingly, this could expose our medical professionals and potentially us to liability, resulting in substantial damage awards which could harm our business, financial conditions and result of operations.

Due to our novel alternative healing therapies, including the involvement of certain controlled substances (e.g. ketamine), we may have a difficult time obtaining and maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.
Certain business insurance solutions could be more difficult for us to find and more expensive. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Current or future litigation against us could be costly and time-consuming to defend.
We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our patients or partners in connection with commercial disputes, consumer class action claims, or other litigation matters. In particular, as we are growing our user base, we may be subject to an increasing number of claims that are brought against us directly or against our medical professionals. Additionally, our alternative healing therapies, including the prescription and use of psychedelic substances, such as ketamine, expose us to additional risk of liability given the novelty of such treatments and the unknown side effects these psychedelic substances may trigger. Any form of claim or legal proceeding may result in substantial costs, settlement and judgments and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims and legal proceedings, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us.

We may be constrained by law in our ability to market and advertise our services.
Our marketing and advertising efforts may be subject to regulations by various regulatory agencies in the jurisdictions we do business. Among others, our marketing activities may be governed by a number of state rules, such as the California Business and Professions Code section 651, the Florida Statute 456.062, and the Texas Administrative Code, Title 22, Part 9, Chapter 164. In some states, the state's attorney general may commence civil and criminal actions on behalf of a patient in the event there is a violation of federal or state laws. Any actions against us by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Our current and potential future digital technologies may not be successful, which may adversely affect our business, financial condition and results of operations.
We employ digital technologies to collect data, educate patients and therapists, and our therapy model relies on our online

platform. Our efforts to develop or acquire current and potential future technologies involve significant time, costs, and other resources, and may divert our management team's attention and focus from executing on other key elements of our strategy. If our efforts to develop or acquire these digital technologies are unsuccessful, it may have a materially adverse impact on our business, future prospects and financial position. Additionally, our current and future digital technology solutions involve the collection, storage, usage or disclosure of sensitive data, including protected health information ("PHI"), and other types of personal data or personally identifiable information ("PII"). However, such current or future digital technology solutions could compromise sensitive information related to our business, patients, healthcare professionals, therapists, third-party therapy sites and collaborators, and expose us to liability, which could adversely affect our business and our reputation. Measures taken to protect our systems, those of our subcontractors, or sensitive data, including, without limitation, PHI or PII, that we or our subcontractors process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance or other disruptions. Such disruptions may expose us to liability, and negatively affect our business and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security or cyber security of our collaborators, vendors and other partners.
Given our limited operating history, we are continually implementing and improving our internal security measures. Our internal computer systems, which are currently managed in-house, and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, pandemics and telecommunications and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors' operations could result in a material disruption of our therapy programs. In addition, our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Failure to comply with health and data protection laws and regulations could lead to U.S. federal and state government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.
We are subject to U.S. federal and state data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes our medical professionals, and the business associates with whom such covered entities contract for services that involve the use or disclosure of PHI, which includes us. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose PHI maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers (as that term is broadly defined) and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Compliance with U.S. and foreign privacy and data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
We will rely on internet infrastructure, bandwidth providers, other third parties and our own systems to offer access to our platform to our customers and partners and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients and partners. The ability to operate our platform will depend on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the

necessary speed, data capacity and security for providing reliable internet access. Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers' systems or our own systems to handle current or higher volume of use could significantly harm our business and reputation.

All of the Company's capital stock, including the Securities, are subject to significant transfer restrictions.
No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION." As a result, investors face impediments with respect to the transfer of the Securities which may in turn limit their abilities to obtain liquidity for their investments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Holland	18,360,000	Class A Common Stock	68.69%
Robert Lee	8,100,000	Class A Common Stock	27.61%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Non-Voting Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,233,997 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 60,000,000 with a total of 29,730,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding on a fully diluted basis, 29,730,000 shares, includes 26,730,000 shares of Common Stock, 2,610,000 shares of issued stock options, and 390,000 shares of stock options, reserved but unissued.

Right of First Refusal

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 29,730,000 shares, includes 26,730,000 shares of Common Stock, 2,610,000 shares of issued stock options, and 390,000 shares of stock options, reserved but unissued.

Dividends. Holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the corporation in accordance with applicable law and to receive other distributions from the corporation. Any dividends declared by the board of directors to the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares.

Liquidation, Dissolution or Winding Up. In the event, the funds and assets shall be distributed among the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock pro rata in accordance with the number of shares.

No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Common Stock.

For additional rights in their entirety, please refer to the Company's Amended and Restated Certificate of Incorporation.

Right of First Refusal

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,433,000.00
Maturity Date: October 15, 2032
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: priced investment round

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE

Final amount sold: $1,433,000.00
Use of proceeds: Marketing, team expansion, legal, SG&A
Date: October 15, 2032
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $113,336.52, an increase compared to fiscal year 2021 revenue of $2,569.88. As a result of state expansion and increased marketing and advertising the revenue increased year over year. We believe that the increase in revenue is indicative of the demand for Choose Your Horizon's services.

In 2022 the company sold over $278k in treatment packages. Given the nature of this novel treatment and its abundance of safety, we do not approve all patients for the treatment. The science continues to evolve and safety data is revealed which allows the company to approve more patients in a safe manner.

Revenue for 2023 year-to-date (through September) is approximately $1,400,000.

Cost of sales

Cost of sales in 2022 was $101,096.25, an increase from costs of $0 in fiscal year 2021. The business started in 2021 with nominal revenue which resulted in no cost of sales. The increase was largely due to an increase in sales.

Gross profit / gross margins

2022 gross profit increased to $12,240 over 2021 gross profit and through 2023 it is $630,329.81

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2022 increased $336,642.60 from 2021. Approximately $96,149.06 of this increase was due to increased marketing and advertising allocation costs. The Company hired several contractors in 2022, in sales, marketing and operational capacities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company invested in the development of its platform so that it could scale the business through the next several years. Past cash was primarily generated through sales and investments. Our goal is to expand the business to 50 states, add additional services, and drive revenue with a forward view to profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of a line of credit for $20k from Capital One, and $75k cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company

operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support salaries, sales, marketing, state expansion and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, roughly 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four (4) months. This is based on a current monthly burn rate of $25k for expenses related to salaries, marketing, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately thirteen (13) months. This is based on a current monthly burn rate of roughly $50k for expenses related to salaries, marketing, and general operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including venture capital and crowdfunding.

Indebtedness

- Creditor: SAFE
  Amount Owed: $1,433,000.00
  Interest Rate: 0.0%
  Dollar Amount Outstanding: $1,433,000.00 Maturity Date: 10 15, 2032 Interest Rate: 0 Conversion Into: Common stock Conversion Trigger: priced investment round Discount Rate: 20 Valuation Cap: 5000000 If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,865,000.00

Valuation Details:

Choose Your Horizon, a ketamine therapy company, operates at the confluence of three rapidly expanding markets: telehealth, ketamine therapy, and psychedelics. Projections indicate substantial growth in these sectors, with the telehealth

market expected to reach $106 billion by 2033 (CAGR 24%), the ketamine therapy market estimated to reach $3.1 billion by 2030 (CAGR 10.6%), and the psychedelics market poised to reach $4.8 billion by 2029 (CAGR 12.49%).

This company's strength lies in its strategic position within these markets. With a seasoned team boasting 25+ years of executive experience and two previous exits exceeding $100 million in value, the leadership of Mark Holland and Rob Lee lends substantial credibility and expertise to Choose Your Horizon.

Furthermore, the company has a distinct technological edge, evident in its proprietary telemedicine platform for patient management. This platform not only facilitates convenient access to ketamine therapy but also positions Choose Your Horizon as a pioneer in the integration of cutting-edge technology within the healthcare sector.

In addition to its technological prowess, the company enjoys a strong brand presence and a dedicated customer base within the ketamine therapy market, solidifying its competitive standing.

Considering these factors, and evaluating comparable valuations within the ketamine therapy space, we ascertain that Choose Your Horizon's worth stands at approximately $15 million. This assessment is supported by the following comparative valuations:

- Mindbloom: $13.9 million (seed), $36 million (Series A), $229 million (Series B)

- NueLife: $8.16 million (seed), $32.8 million (Series A), $103 million (Series A2)

- Journey Clinical: $10 million (seed), $28 million (Series A)

Notably, Choose Your Horizon's valuation is conservatively priced relative to similar companies, aligning with its current early-stage development phase.

In summation, the combination of a seasoned management team, a robust technological platform, and a substantial market opportunity suggests that a $15 million valuation is both reasonable and reflective of the company's current stage of development. Choose Your Horizon stands as a well-managed enterprise, primed to capitalize on its strengths and flourish in the burgeoning ketamine therapy landscape.

Our pre-money valuation is based on a number of factors. Firstly, we have already raised capital from institutional investors at a $5M pre-money valuation when our revenue was $113,000 (TTM), we were licensed in 11 states and administered 296 treatments to 252 patients. Since then our revenue has grown to $1.2M (TTM), we are registered in 13 states and have administered 5,700 treatments to 1,600 patients. Our technology has also advanced significantly with the launch of our patient portal and our internal operations system.

Comparatively, a company above raised $2.7 million at a $30m valuation with 2,000 patients, 10,000 administered treatments and registered in 5 states with comparable technology offerings.

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,433,000.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $616,998.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales & Marketing
  40.0%
  Continue to build out sales team and drive above-the-line marketing/advertising to increase sales.

- Operations, employment, salaries et

25.0%
Administrative and operational expenditure.

- Product/service development
  20.0%
  Continue to build upon the telemedicine platform and expand offerings.

- State Expansion
  9.5%
  Legal and support related to state expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.chooseketamine.com (http://www.chooseketamine.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chooseyourhorizon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Choose Your Horizon Inc.

[See attached]

CHOOSE YOUR HORIZON, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Choose Your Horizon, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Choose Your Horizon, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 6, 2023
Los Angeles, California

CHOOSE YOUR HORIZON INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 474,611	$ 4,107
Inventory	2,925	-
Total Current Assets	**477,536**	**4,107**
Total Assets	**$ 477,536**	**$ 4,107**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 11,706	$ -
Credit Cards	6,176	26
Total Current Liabilities	**17,882**	**26**
Simple Agreement for Future Equity (SAFEs)	801,667	-
Total Liabilities	**819,549**	**26**
STOCKHOLDERS EQUITY		
Common Stock	446	-
Members' Equity	-	1,511
Additional Paid in Capital	40,401	-
Retained Earnings/(Accumulated Deficit)	(382,859)	2,570
Total Stockholders' Equity	**(342,013)**	**4,081**
Total Liabilities and Stockholders' Equity	**$ 477,536**	**$ 4,107**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 113,337	$ 2,585
Cost of Goods Sold	98,180	-
Gross profit	15,157	2,585
Operating expenses		
General and Administrative	243,844	15
Sales and Marketing	96,149	-
Total operating expenses	339,993	15
Operating Income/(Loss)	(324,836)	2,570
Interest Expense	128	-
Other Loss/(Income)	60,466	-
Income/(Loss) before provision for income taxes	(385,429)	2,570
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (385,429)**	**$ 2,570**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020		$ -	$ -		$ -	$ -
Contribution				$ **1,511**		1,511
Net income/(loss)					2,570	2,570
Balance—December 31, 2021	-	-	-	1,511	$ 2,570	$ **4,081**
Conversion from LLC to Corporation	4,455,000	446	37,663	(1,511)		36,598
Share-Based Compensation			2,738	-		2,738
Net income/(loss)					(385,429)	(385,429)
Balance—December 31, 2022	**4,455,000**	$ **446**	$ **40,401**	$ **-**	$ **(382,859)**	$ **(342,013)**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(385,429)	$	2,570
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Adjustment to Fair Value of SAFEs		61,667		-
Share-based Compensation		2,738		-
Changes in operating assets and liabilities:				
Inventory		(2,925)		-
Accounts Payable		11,706		-
Credit Cards		6,150		26
Net cash provided/(used) by operating activities		**(306,093)**		**2,596**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		36,598		1,511
Borrowing on SAFEs		740,000		-
Net cash provided/(used) by financing activities		**776,598**		**1,511**
Change in Cash		470,505		4,107
Cash—beginning of year		4,107		-
Cash—end of year	**$**	**474,611**	**$**	**4,107**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	128	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Choose Your Horizon Inc. was formed on August 22, 2018 in the state of Delaware as Limited Liability Company, under the name of CPG Experience, LLC. In 2022, the company converted from LLC to Corporation and changed the name to Choose Your Horizon Inc. The financial statements of Choose Your Horizon, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Choose Your Horizon, formerly Choose Ketamine, is a wellness platform that connects patients with psychiatric medical practices that can provide at home ketamine therapy. The Choose Ketamine platform is overseen by an advisory team of certified medical experts that have experience with psychedelic medicine and behavioral health. Choose Ketamine's mission is to provide evidence-based, patient-first medical care to those who suffer from mental health disorders by making at-home ketamine treatment options available to more people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $229,542 and $0, respectively.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Choose Your Horizon, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets

if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the providing of services on its wellness platform.

Cost of sales

Costs of goods sold include the cost of clinicians, prescriptions, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $96,149 and $0, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 6, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	2,925	-
Total Inventory	**$ 2,925**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,455,000 and 0 were issued and outstanding, respectively.

5. SHAREBASED COMPENSATION

During 2022 the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2020	-	$	-	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	-	$	-	-
Exercisable Options at December 31, 2021	-	$	-	-
Granted	240,000	$	0.00	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	240,000	$	0.00	9.54
Exercisable Options at December 31, 2022	-	$	-	-

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $2,738 and $0, respectively.

6. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

							As of Year Ended December 31,		
SAFE(s)		Principal Amount	Borrowing Period		Valuation Cap	Discount		2022		2021
Safes I - X	$	740,000	Fiscal Year 2022	$	5,000,000	80%	$	740,000	$	-
Change in Fair Value of SAFEs							$	61,667		
Total SAFE(s)	**$**	**740,000**					**$**	**801,667**	**$**	**-**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor

will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (80,940)	$ -
Valuation Allowance	80,940	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (80,940)	$ -
Valuation Allowance	80,940	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $385,429, and the Company had state net operating loss ("NOL") carryforwards of approximately $385,429. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 6, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $324,836, and an operating cash flow loss of $306,093. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF CHOOSE YOUR HORIZON

Transforming Lives With Proven At-Home Psychedelic Therapy

Choose Your Horizon is a mental wellness company offering at-home psychedelic therapy for anxiety, depression and PTSD through telemedicine provided by certified medical ...

Show more

Invest Now


CHOOSE
YOUR HORIZON
Transforming Lives With
Proven At-Home
Psychedelic Therapy

$0 Raised

REASONS TO INVEST

- Choose Your Horizon is currently available in 13 states and has $1.5M+ in treatment packages sold Y2D for 2023. We are actively expanding and on-track to offer at-home Ketamine Therapy in 50 states by EOY 2024.
- We sit at the growing intersection of 3 markets, the Telehealth Market, valued at $106B (24% CAGR by '33), the $3.1B Ketamine Therapy Market (10.6% CAGR by '30) & the $4.8B Psychedelics Market (12.49% CAGR by '29).*
- Choose Your Horizon's Co-Founders have had 2 successful exits that exceeded a value of $100M each. Our Ketamine Therapy has already helped 1,600+ patients, with 98% reporting improvements in their symptoms.

Invest Now
$0.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$280	$14.87M

TEAM



Mark Holland
Founder & CEO

Mark is a serial entrepreneur in the consumer health space. He is currently the CEO of Choose Your Horizon, a 15 state telehealth business delivering affordable and responsible Ketamine Therapy protocols to patients with treatment resistant anxiety, depression and other conditions.

Prior to that, Mark built a nutraceutical business to $50M in revenue and exited to a fortune 500 CPG entity. He also has a keen interest in sustainable business practices and has led the sustainable business network in YPO as chairman in the past.

in



Rob Lee
Co-Founder & COO

Co-founder & COO Rob Lee has over 15 years experiences in executive operations and business development roles. During this tenure Rob was part of 2 x successful consumer health business exists with combined valuations of over $250 million. Rob earned his masters in international business in 2015 and degree in business finance in 2012.

Rob is passionate about helping people, passionate about mental health, passionate about building businesses. Hearing the positive feedback that customers and clients provide from the products and services that he works on or develops is what gets him out of bed every day.

in



Dr. Robyn Heister
Chief Medical Officer

Precision Medicine thought leader with a demonstrated history of working in the biotechnology industry. Board-certified physician skilled in Emergency Medicine, Clinical Research and Medical Education with a focused interest in utilizing genomics and deep learning to optimize healthcare.

Scientific advisor to Elo Health and Choose Health.

Director of Translational Research at Human Longevity, Inc.

Principal of CYH Medical Group.

in



Domonique Louis PMHNP
Lead Psychiatric NP

Double published board certified psychiatric nurse practitioner with vast experience in patient care.

Has been operating within the ketamine therapy space for over a decade. Experience includes critical care, nurse education, community health, outpatient addiction, partial residential, and inpatient care for adolescent/adult mental health populations.



Dr. Harbir Singh
Medical Advisor

Board Certified Emergency Medicine Physician, Dr. Harbir Singh helps thousands of patients both inside and outside the hospital. He is committed to creating sustainable solutions to America's largest healthcare challenges.

Dr. Singh serves as the CEO of Kyle ER & Hospital, a neighborhood hospital 20 miles south of Austin, TX, that provides high quality, concierge hospital care at a lower cost.

Dr. Singh has many years of experience working with ketamine in his day to day clinical operations.



Dr. Stephanie Coleman
Medical Advisor

Board-certified physician who completed her medical training at Upstate Medical University in New York, residency training at Boston Medical Center, and fellowship training at Beth Israel Deaconess Harvard Hospital.

Member of the Psychedelic Medicine Association and American Society of Ketamine Physicians, Psychotherapists & Practitioners.

Graduate of Ketamine Training with The Ketamine Training Center, IPI psychedelic practitioner program, CIIS psychedelic practitioner program.



Danielle McFarlin
Lead Integration Specialist & Patient Care Coordinator

TEDx speaker, author and rape crisis advocate.

Using Shamanism as a basis for her practice, she has been holding sacred space for transformations with psychedelic medicines since 2010.

Danielle proposes to serve as a beacon of hope for those who feel their lives are irreparable.

*Source / Source / Source

THE PITCH

Aiming to Help Millions of Americans Regain Control Of Their Life & Wellbeing

A short course of treatments at home that can produce immediate results and lasting effects that can continue for weeks. No daily pill is required and with fewer side effects. That's the power of Ketamine Therapy.

For decades, there has been little development in treatments for mental health disorders, leaving millions of people with no viable solution and little hope. Choose Your Horizon is transforming the way we approach mental illness so that effective treatment is readily available to everyone in need. Our telemedicine platform allows individuals to take a safe and effective sublingual oral tablet form of ketamine, from the comfort of their own home.


THE EVOLUTION OF
Mental Health Treatments
1934
Lobotomy
1952
Monoamine
Oxidase Inhibitors
1987
SSRIs & SNRIs
2019
FDA Approves
Esketamine
TODAY
CHOOSE
YOUR HORIZON
Ketamine Assisted
Therapy

By investing in Choose Your Horizon, you're directly helping patients find relief from depression, anxiety and PTSD. You're facilitating the next generation of mental healthcare. Our goal is to help and support individuals suffering from the mental health epidemic, with an alternative choice to traditional medications that have negative side effects.


How Choose Your Horizon Works
At Home Ketamine Therapy
STEP 1
Online
Assessment
STEP 2
Telehealth
Consult
STEP 3
Welcome Kit
& RX Delivery
STEP 4
THE AT-HOME KETAMINE EXPERIENCE: 90 - 120 MINS
Integration
& Support
Guided Virtual
Session
Prepare
With Guide
STEP 5
Repeat step 4 weekly
as prescribed.

THE PROBLEM & OUR SOLUTION

Over 90 Million U.S. Adults Report Symptoms of Anxiety, Depression & PTSD – Less Than Half Find Relief With SSRIs* *Source

Mental health disorders are increasing, but traditional treatments aren't effective for half of patients and can become less effective over time for those that do see improvements. Psychedelic therapy is an alternative solution for the 90 million people struggling with anxiety, depression and PTSD (Source | Source). It begins taking effect rapidly, and new research shows Ketamine Therapy has impressive durability over time.

The Problem

Mental health disorders are **increasing.**

>90,000,000 U.S. adults experience Depression, Anxiety, PTSD

13% Of all U.S. adults take antidepressants

38% Of those on antidepressants experience side effects

*Source, Source

Ketamine is a highly effective medication that has been shown to be effective in treating anxiety, depression and PTSD (Source | Source | Source | Source). Ketamine is used in hospitals daily and over the last 50 years, doctors have discovered multiple uses for ketamine in mental health conditions (Source).

Why At-Home Ketamine Therapy?





	CHOOSE YOUR HORIZON Next Gen Medication & Therapy	Last Gen Medication
Not a daily pill	✓	✗
Works in days not months	✓	✗
Helps change bad/negative habits	✓	✗
Creates openness to new perspectives	✓	✗

Improving Mental Health When Other Treatments Have Failed

Imagine if a single dose of medication could provide relief for treatment-resistant depression or reduce suicidal ideation within hours. Imagine if you could have 4-6 treatments over the course of several weeks instead of taking medication every day for months or even years. It's not something we have to imagine anymore. Psychedelic therapy enables the brain to self-heal through neuroplasticity, induced by the release of BDNF and other mechanisms of action, that can change a person's perspective and allows them to see trauma in a different, more solution-oriented way.

We believe Transformative Psychedelic Therapy Has the Power to Treat and Manage Mental Illness & Improve Quality of Life

Mental health disorders don't just impact the patient. Nearly all Americans either have or know someone with depression, anxiety or PTSD. Half of American adults know someone who has died by suicide (Source). Exposure to suicide increases a person's risk of also dying by suicide, experiencing depression and anxiety, developing PTSD and suffering from prolonged grief. Helping people who are suffering from a mental health disorder means that we are also preventing issues from developing in others down the road.

Choose Your Horizon, Real Patients and Real Outcomes

Choose Your Horizon is a telemedicine platform that is making at-home Ketamine Therapy available to people around the country. It's an alternative for people who have tried numerous other treatment options with little to no success. It's a lifeline for people who struggle with mental illness and the loved ones that have to watch them suffer, feeling helpless.



Real Patients
Choose Your Horizon has delivered over 6,000 Ketamine Assisted Therapy sessions across 15 states to treat depression, anxiety, and PTSD.
>1,600
Patients
>6,000
KAT Sessions Delivered
<1%
Adverse Side Effects
98%
Report Improved Symptoms

At Choose Your Horizon, we ensure a responsible patient-centric approach and remain dedicated to preventing any addictive quality that ketamine may have through administering low-dose treatments. Our process is clinician-based, safe, effective, and legal. We've built robust safety practices to mitigate any addictive tendencies and have had <1% reported adverse reactions. We are committed to improving outcomes and the standardization of psychedelic therapy.



Real Patient Results
OVER 120 DAYS OUR PATIENTS EXPERIENCED:
45%
Reduction in Depression Symptoms
58%
Reduction in Anxiety Symptoms
66%
Reduction in PTSD Symptoms
44.85%
57.53%
65.63%

THE MARKET & OUR TRACTION

Providing A Real Solution for the Mental Health Crisis

As indisputable research mounts and the use of psychedelic therapy becomes more mainstream, ketamine is poised to play a central role in mental health in the coming years. The Psychedelics Market is growing quickly, valued at $4.87 billion in 2022 with expectations to reach $11.82 billion by 2029, growing at a CAGR of 13.49% (Source). Telemedicine's surge underscores the dynamic change, with a $3.1 billion U.S. Clinical Market Size, boasting a 10.6% CAGR in 2022 (Source). Choose Your Horizon brings both together with a vision that will reshape the landscape of mental health.



Strong Quarterly Growth
With just over $1M funding, we generated a $2.5M Run Rate.
$600K
$450K
$300K
$150K
55% Compounded Quarterly Growth Rate
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23
Q3 23
Advertising Spend
Treatment Sales
70%
Gross Margins
$1,400,000
2023 YTD packages sold through Sept 2023

**Please note that historical returns depicted in this quarterly bar graph are not indicative of future results. Past performance is not a guarantee of future success.*

The growing epidemic of anxiety, depression, and PTSD demands innovative solutions, and Choose Your Horizon is one of only a few providers with the ability to make transformative psychedelic therapy accessible at scale right now.



Performance Metrics
>25%
Repeat Purchasers
$1,000
Average Order Value
>2,200
Packages Sold

With over $1.5 million in packages sold in 2023 and over 2,200 treatment packages sold thus far, Choose Your Horizon has delivered over 6,000 transformative Ketamine-Assisted Therapy sessions across 15 states. The numbers speak for themselves:

- Over 1,500 patients have experiences the metamorphic care firsthand
- 98% of clients witnessed an improvement in symptoms
- <1% of patients experience adverse side effects
- 66% reduction in PTSD symptoms on average
- 58% reduction in anxiety symptoms on average
- 45% reduction in depression symptoms on average

For us, people always come first. We prioritize patient safety and efficacy over everything else. It's a strategy that has helped our wellness company make positive change in people's lives and has driven our impressive growth. Our revenue growth has been steady and is anchored by an average gross margin of 70%. We're currently operating in 13 states, making psychedelic therapy accessible to 47% of the U.S. population. We aim to expand to 20 by the end of 2023 and to 50 states by the end of 2024.

Why Invest

Choose Your Horizon, Invest in Us


Choose Your Horizon Reviews
Share
Kirstein Ohio
Watch on YouTube

**The above testimonials may not be representative of the opinions or of the experiences of other patients and is not a guarantee of future performance or success.*

Maybe it's your partner that's struggling with debilitating depression. Or a friend that experienced a traumatic event and has been changed by PTSD. Or maybe you wake up every day with a feeling of anxiety you can't shake.

This is a daily reality for millions of Americans, but it doesn't have to be.

Choose Your Horizon has already transformed the lives of thousands of patients and their loved ones by enhancing mental well-being and overall quality of life through at-home psychedelic therapy. We offer an alternative treatment option to conventional mental health medications, backed by a talented team with extensive expertise spanning the consumer health, mental health, and technology sectors. Choose Your Horizon separates itself from the competition with our proprietary telemedicine platform, patient-centered business model and clinician-lead approach.

Our commitment to delivering the highest level of care and crafting tailored treatment journeys has us well-positioned within the at-home Ketamine Therapy market. By investing in Choose Your Horizon, you're not only aligning with a transformative force in mental health but also with a company dedicated to personalized, high-caliber patient experiences that make a real difference in people's daily lives.

ABOUT

HEADQUARTERS
106 E 6th St, Unit 900
AUSTIN, TX 78701

WEBSITE
View Site

Choose Your Horizon is a mental wellness company offering at-home psychedelic therapy for anxiety, depression and PTSD through telemedicine provided by certified medical experts.

TERMS

Choose Your Horizon

Overview

PRICE PER SHARE
$0.50

VALUATION
$14.87M

DEADLINE
Jan 30, 2024

FUNDING GOAL
$10k - $617k

Breakdown

MIN INVESTMENT
$280

OFFERING TYPE
Equity

MAX INVESTMENT
$616,998.50

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,233,997

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

'Investment Incentives & Bonuses'*

Loyalty Bonus Perks

Friends, Family, Previous Investors - 5% Bonus Shares

Time-Based Perks

Friends and Family Bonus - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus - Invest within the first 7 days and receive 10% bonus shares

Early Bird Bonus - Invest within the first 14 days and receive 5% bonus shares

Volume-Based Perks

Bronze — Invest $1000+ and receive 2% bonus shares, a group investor call with the executive management team, and a 20% discount on our services for you or a loved one**

Silver — Invest $2500+ and receive 5% bonus shares, a group investor call with the executive management team***, and a 25% discount on our services for you or a loved one**

Gold — Invest $5,000+ and receive 12% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 30% discount on our services for you or a loved one**

Platinum — Invest $15,000+ and receive 15% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 35% discount on our services for you or a loved one**

*** The discount for our services will be provided after the investment period ends. Furthermore, please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to ketamine therapy. The availability of these benefits may vary based on your location and the proximity to the 13 active states that Choose Your Horizon operates in today. However, discounts are available in the states we are available in now and the discount is still good for when we potentially open in the investor's state.*

**** Participation in the group is subject to adherence to group guidelines and policies. Zoom meetings must be scheduled based on availability.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Choose Your Horizon will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.50 per share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the 10% Owner's Bonus Loyalty Bonus in addition to the aforementioned bonus. *Investors are eligible for the StartEngine Crowdfunding Inc. Owner's bonus if they are members of the Start Engine Owner's bonus program.*

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Choose Your Horizon.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Page Video Transcript:

I was desperately seeking help, and I was going to my medical doctor quite a bit. I was dealing with depression on and off for years, you know, and I had my wife supporting me through it.

In the first 20 some years of my life, I thought I knew what happy was, but I didn't.

After being a doctor for many years, I got really frustrated with the western medicine space. I came to Ketamine work through my own personal work with psychedelics, and it really has renewed my desire to want to be a physician and to really be a part of this work.

After spending 20 years in the US healthcare system, it had become clear that the mental health landscape was shifting. Ketamine therapy has become a life-changing treatment for many suffering from anxiety, depression, stress, and PTSD.

Psychedelic therapy is a novel approach. It provides us with another tool that actually works at treating the root cause of these struggles, rather than just treating the symptoms.

When utilizing psychedelics in a safe, supportive, and intentional way, these medicines can create profound changes in beliefs and patterns and ways of being.

Welcome to Choose your Horizon. We started Choose to bring affordable and responsible access to ketamine therapy. Ketamine has been used in the US medical system for over 50 years. Today, ketamine therapy is growing rapidly across the nation for its use in treating mental health conditions. But when we looked at it, the entire patient experience seemed counterintuitive.

People were going to these cold clinical institutions to receive their care. With Choose, our patients relax in the safety and comfort of their own homes. With an immersive experience developed by our medical experts. the process starts with a simple form and a virtual assessment from a certified clinician. After the virtual assessment, the medication is sent directly to the patient's home. The one to two-hour video sessions are set up with our trained guides. This is essential for the experience to ensure medical, psychological, and emotional safety.

Our platform is purpose-built to enable ketamine therapy, integrating best-in-class healing protocols to enable real, lasting lifestyle change. We've already helped over 1500 patients with incredible results.

Choose is changing the way that I think, the way that I view the world, and the way that I exist in the world.

I'm finding that there are more great days than just good days.

I know I have tools now that are going to help, and so I just have hope again.

We believe that Choose is an incredible investment opportunity, but also one that can help millions of people. Our community of patients and practitioners is growing fast, and we are currently servicing 13 states.

With your help, we'll continue to expand our mission across the US and beyond to continue to help people and empower them to regain their happiness.

Welcome to Choose Your Horizon.

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Choose Your Horizon Reviews Video Transcript

The medications that I was taking before, they never fully helped. I was desperately seeking help, and I was going to my medical doctor quite a bit. I had tried everything. I was on different antidepressants, different anti-anxiety medications, different sleep aids. I've been trying to heal for 20 plus years with different antidepressants and different therapy modalities, and none of them really worked until I found ketamine because I really needed that blunt instrument to get me out of my own way.

Before Choose Ketamine, I was dealing with depression on and off for years. I've been struggling with depression and anxiety for probably at least 20 years, most of my life. It's been about 25 years of struggling off and on with depression. Thanks to Choose Ketamine, not only are those days less, but I'm looking at things in more of a positive way. It's not just that there are less bad days; I'm finding that there are more great days than just good days.

After years of trying conventional therapy, adding a couple sessions of Choose Ketamine really helped kickstart my healing process. Choose Ketamine is changing the way that I think, the way that I view the world, the way that I exist in the world, and that's the major life-changing difference.

When depression hits me, it's not something that I'm scheduling, so when depression hits me, I need something to really tackle it quickly.

Choose Ketamine has really been the best tool that I've come across so far, the most supportive.

With Choose Ketamine, I was able to go from signing the forms online to doing my first treatment within 10 days. After you come out of this experience, you're not going to be the same person that you were. With Choose Ketamine, I found that I had the tools to really address the reasons for my depression head on, but also the support that I needed while going through it.

Choose Ketamine was so open and friendly and supportive, and it just felt like such a safe space. Choose Ketamine has taken into consideration everything about a person with anxiety and depression and made them feel comfortable in the way the process works so that they can get the help that they need.

It's going to change your life for the better, but you need to be willing to show up and to take responsibility for your treatment plan. Just a couple sessions felt like years of therapy. It's not "I have to take this the rest of my life"; it's "I took six treatments and my whole life has changed."

We're all going to experience sadness, and we're all going to grieve and experience loss. But I know I have tools now that are going to help, and so I just have hope again. It's amazing. There's a different kind of help out there, and it's one that has been life-changing for me, and I hope that with this, others will have the same experience.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHOOSE YOUR HORIZON INC.

A DELAWARE CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Choose Your Horizon Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows:

1. The name of the corporation is Choose Your Horizon Inc., The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 20, 2022 (the "**Certificate of Incorporation**").

2. The board of directors in accordance with Sections 242 and 245 of the General Corporation Law duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor in accordance with Section 228 of the General Corporation Law.

The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto (the "**Amended and Restated Certificate**").

IN WITNESS WHEREOF, this Amended and Restated Certificate has been executed by a duly authorized officer of this corporation on this 13th day of October, 2023.

By: /s/ Mark Holland
Mark Holland
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHOOSE YOUR HORIZON INC.

I. NAME

The name of this corporation is Choose Your Horizon Inc.

II. ADDRESS AND REGISTERED AGENT

The registered office of the corporation in the State of Delaware shall be 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904, and the name of the registered agent of the corporation in the State of Delaware at such address is Cogency Global Inc.

III. PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

IV. CAPITAL STOCK

This corporation is authorized to issue two classes of stock, designated, respectively, as common stock (the "**Class A Common Stock**"), and non-voting common stock (the "**Class B Non-Voting Common Stock**"). The total number of shares of capital stock that the corporation is authorized to issue is seventy million (70,000,000). The total number of shares of Class A Common Stock that the corporation is authorized to issue is sixty million (60,000,000), with a par value $0.0001 per share, and the total number shares of Class B Non-Voting Common Stock that the corporation is authorized to issue is ten million (10,000,000), with a par value $0.0001 per share.

The following is a statement of the designations and the powers and privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the corporation.

A. Dividends. the holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the corporation in accordance with applicable law and to receive other distributions from the corporation. Any dividends declared by the board of directors to the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Class A Common Stock and Class B Non-Voting Common Stock held by each such holder as of the record date of such dividend, as if the two classes of stock constituted a single class.

B. Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the funds and assets of the corporation that may be legally distributed to the corporation's stockholders shall be distributed among the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock pro rata in

accordance with the number of shares of Class A Common Stock and Class B Non-Voting Common Stock held by each such holder, as if the two classes of stock constituted a single class.

C. Voting. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder. Each holder of Class A Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation (as in effect at the time in question) and applicable law on all matters put to a vote of the stockholders of the corporation. Except as otherwise required by law, each share of Class B Non-Voting Common Stock shall not entitle the holder thereof to any voting rights, including, but not limited to, any right to approve any increase or decrease (but not below the number of shares then outstanding) in the number of authorized shares of Class B Non-Voting Common Stock irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, or to have any right to be represented at, or to receive notice of, any meeting of stockholders of the corporation. The number of authorized shares of Class A Common Stock or Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law (or any successor provision thereto), and no vote of the holders of either the Class A Common Stock or Class B Non-Voting Common Stock voting separately as a class shall be required therefor.

D. No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Common Stock.

E. Forward Stock Split. Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of authorized capital stock of the corporation issued and outstanding or held in the treasury of the corporation immediately prior to the Effective Time (the "**Old Shares**") shall automatically be reclassified as Class A Common Stock and increased on a 6-for-1 basis and such reclassified shares shall be validly issued, fully paid and nonassessable shares of capital stock of the corporation (the "**New Shares**") without any further action by the holders of such Old Shares (the "**Forward Split**"). At the Effective Time, each holder of record of Old Shares shall automatically become the record owner of the number of New Shares as shall result from such reclassification, and each stock certificate representing Old Shares shall thereafter represent that number of New Shares as shall result from such reclassification; *provided, however,* that each person holding of record a stock certificate or certificates that represent Old Shares prior to such reclassification shall be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as shall reasonably be required by the corporation, a new certificate or certificates evidencing and representing the number of New Shares to which such person is entitled. Unless otherwise indicated, all numbers and references to dollar amounts in this Amended and Restated Certificate of Incorporation shall be deemed to have been adjusted for the Forward Split.

V. DIRECTORS AND STOCKHOLDERS

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its board of directors. The number of directors which shall constitute the whole board of directors shall be fixed by the board of directors in the manner provided in the bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until such next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the board of directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The board of directors is expressly empowered to adopt, amend or repeal the bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the bylaws of the corporation; provided, however, that, in addition to a vote of the holders of any class or series of stock of the corporation required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI. LIABILITY AND INDEMNIFICATION

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the corporation (and any other person to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholder or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII. MODIFICATION, AMENDMENT OR REPEAL OF DESIGNATED PROVISIONS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

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